August 3, 2010

Via Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Gupta Barros

Re:                               Tropicana Entertainment Inc.

Amendment No. 2 to Form 10-12G

Filed January 25, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the Quarter Ended March 31, 2010

Filed May 17, 2010

File No. 000-53831

Ladies and Gentlemen:

Tropicana Entertainment Inc. (the “Company”), is writing in response to the comments raised in your letter, dated July 19, 2010, relating to the Company’s filings noted above.  For ease of reference, we have reproduced the comments in their entirety below.

Form 10-Q for the quarter ended March 31, 2010

Note 3 — Fresh Start Reporting, page 13

1.              Based on your response to our prior comment, it appears the only assets you valued using a cost-based valuation methodology were real property where minimal or no income is attributable to the real property, including support facilities such as staging areas and ramps associated with the riverboat properties, and personal property other than the riverboat and barges, the majority of slot machines and certain rolling stock.  However, in footnote (j) on the table presented on page 17, you indicate that real property such as buildings; building improvements and land improvements were valued using a depreciated replacement cost method.  Please clarify if the depreciated replacement cost method was used to value real property assets, other than those where minimal or no income is attributable to the real property, and revise your disclosure in future filings to clarify.

Response:  We respectfully advise the staff that the depreciated replacement cost method was not used to value any real property that had clear, attributable income.  Where applicable, the income approach was utilized to estimate the fair value of the income producing real property either by direct capitalization or discounted cash flow analysis.  We will clarify footnote (j) and revise it to read as follows in future filings:

“Fair value estimates were based on various valuation methods.  Personal property related to assets with active secondary markets, such as riverboats, barges and slot machines, were valued using market prices of similar assets.  Other personal property such as furniture, fixtures and other equipment, were valued using a depreciated replacement cost method.  Land was valued using market comparable data.  Where applicable, the income approach was utilized to estimate the fair value of the income producing land, buildings, building improvements and land improvements either by direct capitalization or discounted cash flow analysis.   For specific real property assets that were valued using the cost approach, the income and/or sales comparison approach was utilized to support the value conclusion of the cost approach.”

Note 4 — Acquisition of Tropicana AC

2.              We note from your disclosure that the fair value of the assets acquired and the liabilities assumed were determined by the Company’s management with the assistance of a third party valuation.  Please show us the disclosure you will include in future filings that discusses in detail how you determined the fair values of each kind of asset and liability.

Response:  In response to this comment, we will include the following disclosure in future filings containing applicable disclosure:

“Values were determined by management after input from an independent third party valuation expert.  Current assets and liabilities are current in nature and have been carried at fair value.

Property and equipment were valued based on management’s estimates and assumptions including variations of the income approach, the cost approach, and the market approach.  Real property such as land, land improvements, and buildings were predominately valued using a combination of the income approach as well as the cost approach where appropriate.  Personal property such as gaming equipment and tracking systems were predominately valued using the market approach.  Where no market data was readily available, the cost approach was utilized.

For intangible assets, the income approach was utilized for valuing the favorable lease interests.  For the player relationship intangible asset, insufficient cash flow was projected in order to utilize the income approach; therefore, the cost approach was used in order to establish fair value.  Investments consist of Casino Reinvestment Development Authority deposits and were carried at cost less a valuation allowance, which approximates fair value.

Deferred income tax assets and liabilities were recognized for the future tax consequences attributable to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.”

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact Lance Millage at (702) 589-3930.

Sincerely,

/s/ LANCE J. MILLAGE

Lance J. Millage
Senior Vice President Finance and Treasurer
Tropicana Entertainment Inc.